Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China) （在中華人民共和國註冊成立之股份有限公司） （Stock Code股份代號：00338） N O T I F I C AT I O N L E T T E R 通 知 信 函 16 September 2022 Dear Non-registered holder(1), Sinopec Shanghai Petrochemical Company Limited (the “Company”)    – Notice of Publication of the 2022 Interim Report (the “Current Corporate Communications”) The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.spc.com.cn and the HKExnews website of The Stock Exchange of Hong Kong Limited (the “HKEX”) at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” and viewing them through Adobe® Reader® or browsing through the HKExnews website. If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “H Share Registrar”) by using the mailing label at the bottom of the Request Form . If you post the enclosed request form in Hong Kong, you may use the freepost mailing label provided when returning the request form. If you are mailing from overseas, please affix an appropriate stamp. The address of the H Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s R oad East, Wanchai, Hong Kong.    The Request Form may also be downloaded from the Company’s website at www.spc.com.cn or the HKExnews website at www.hkexnews.hk. Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays , or send an email to spc.ecom@computershare.com.hk. By order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary Note: (1) This letter is addressed to Non registered holders (“Non registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.                (2) Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. (1) 各位非登記持有人 ： 中國石化上海石油化工股份有限公司 （「本公司」） – 2 0 2 2年半年度報告 （「本次公司通訊文件」）之發佈通知 本公司的本次公司通訊文件的英文及中文版本已上載於本公司網站 www.spc.com.cn及香港聯合交易所有限公司(「香港交易所」 )披露易網站 ® ® www.hkexnews.hk，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，選擇「通訊文件案名稱」並使用 Adobe Reader開啟查閱或在香港交易所披露易網站瀏覽有關文件。 如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「H股股份過戶登記處」）。倘 閣下於香港投寄隨附申請表格，可使用所提供之免郵費郵寄標籤將申請表格寄回。若 閣下於海外投寄則請貼上適當郵票。H股股份過戶登記處地址為香港灣仔皇后大道東 183號合和中心 17M樓。申請表格亦可於本公司網站 www.spc.com.cn 或香港交易所披露易網站 www.hkexnews.hk 內下載。 如對本函內容有任何疑問，請致電本公司電話熱線 (852) 2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9時正至下午 6時正或電郵至 spc.ecom@computershare.com.hk。    承本公司董事會命 中國石化上海石油化工股份有限公司 聯席公司秘書 劉剛 2 0 2 2年 9月 1 6日 附註：（1） 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。                （2） 公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CCS3071 SSPH

Name(s) and Address of Registered Shareholder(s):
登記股東之姓名及地址:

Change Request Form 變更申請表

To: Sinopec Shanghai Petrochemical Company Limited (the "Company")
(A joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 00338)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： 中國石化上海石油化工股份有限公司（「本公司」）
（在中華人民共和國註冊成立之股份有限公司）
（股份代號：00338）
經香港證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese and/or English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company's website:
本人／我們已收取本次公司通訊文件之中文及／或英文印刷本或已選擇（或被視為已同意）閱覽　貴公司網站所登載之本次公司通訊文件：

Part A - I/We would like to receive the Current Corporate Communications in the manner as indicated below:
甲 部　本人／我們現欲以下述方式收取本次公司通訊文件：

(Please mark ONLY ONE「X」of the following boxes 請從下列選擇中，僅在其中一個空格內劃上「X」號)

- ☐ I/We would like to receive **a printed copy in English**.
  本人／我們希望收取**一份英文印刷本**。
- ☐ I/We would like to receive **a printed copy in Chinese**.
  本人／我們希望收取**一份中文印刷本**。
- ☐ I/We would like to receive **both the printed English and Chinese copies**.
  本人／我們希望收取**英文和中文各一份印刷本**。

Part B - I/We would like to change the choice of language and means of receipt of future Corporate Communications of the Company as indicated below:
乙 部　本人／我們現欲更改以下列方式收取　貴公司日後公司通訊文件之語言版本及收取途徑：

(Please mark ONLY ONE「X」of the following boxes 請從下列選擇中，僅在其中一個空格內劃上「X」號)

- ☐ to read all future Corporate Communications published on the Company's website at www.spc.com.cn (the "Website Version") in place of receiving printed copies, and to receive a written notification by post for the publication of the relevant Corporate Communications on the Company's website; **OR**
  閱覽所有日後在本公司網站 www.spc.com.cn 登載之公司通訊文件(「**網上版本**」)，以代替收取印刷本，並以郵遞方式收取有關公司通訊文件已在本公司網站登載之通知信函；**或**
- ☐ to receive the **printed English version** of all future Corporate Communications ONLY; **OR**
  僅收取所有日後公司通訊文件之**英文印刷本；或**
- ☐ to receive the **printed Chinese version** of all future Corporate Communications ONLY; **OR**
  僅收取所有日後公司通訊文件之**中文印刷本；或**
- ☐ to receive both the printed **English and Chinese versions** of all future Corporate Communications.
  同時收取所有日後公司通訊文件之**英文及中文印刷本**。

Signature(s) 簽名	Contact telephone number 聯絡電話號碼	Date 日期

16092022 1 0

Notes 附註：

1. Please complete all your details clearly. Please specify your name and address clearly in ENGLISH BLOCK LETTER on the top left corner in this Change Request Form if you download this form from the web.
   請閣下清楚填妥所有資料。倘若閣下從網上下載本變更申請表，請於本表格左上方用英文正楷清楚註明閣下的姓名及地址。
2. By electing to read the Website Version of the Corporate Communications published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form.
   在選擇瀏覽在本公司網站發出之公司通訊文件網上版本以代替收取印刷本後，閣下已明示同意放棄收取公司通訊文件印刷本的權利。
3. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid.
   如屬聯名股東，則本變更申請表須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
4. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
   如在本表格作出超過一項選擇，或未有作出選擇，或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。
5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing or by email to spc.ecom@computershare.com.hk to the Company c/o Company's H Share Registrar, Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
   上述指示適用於將來寄發予本公司股東之所有公司通訊文件，直至閣下發出合理時間的書面通知或以電郵方式到 spc.ecom@computershare.com.hk 予本公司之H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓另作選擇為止。
6. Shareholders are entitled to change the choice of means of receipt and language of the Corporate Communications at any time by reasonable notice in writing or by email to spc.ecom@computershare.com.hk to the Company c/o the Company's H Share Registrar.
   股東有權隨時發出合理時間的書面通知或以電郵方式到 spc.ecom@computershare.com.hk 予本公司之H股股份過戶登記處，要求更改公司通訊文件之收取方式及語言版本。
7. For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form.
   為免存疑，任何在本變更申請表上的額外手寫指示，本公司將不予處理。

Mailing Label 郵寄標籤

Hong Kong Registrars Limited
香港證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Change Request Form to us.
No postage is necessary if posted in Hong Kong.
閣下寄回本變更申請表時，請將郵寄標籤剪貼於信封上。
如在本港投寄，閣下無需支付郵費或貼上郵票。

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